FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release Dated, December 22, 2005,

2.

News Release Dated December 30, 2005.

3.

Technical Report Dated December 12, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: December 31, 2005	By: /s/ “John Parks”
Name

Its: Corporate Secretary
(Title)